March 2, 2006

Via EDGAR and Overnight Service

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 0407

Washington DC 20549

Attn:	Mr. Larry Spirgel
Ms. Sharon Virga
Mr. Michael Henderson

	RE:	Carrier Access Corporation
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-24597

Ladies and Gentlemen:

We submit this letter in supplement to our response dated February 28, 2006 to comments from the staff of the Securities and Exchange Commission received by letter dated February 15, 2006 relating to the above referenced Annual Report on Form 10-K/A (“Form 10-K/A”) of Carrier Access Corporation (the “Company”). To facilitate the staff’s review, we have recited the comment from the staff in italicized, bold type and have followed the comment with our response, identifying only the topics to which supplemental response is being provided.

Form 10-K for the year ended December 31, 2004

Business, page 13

Please refer to prior comment 1. Tell us more about your historical refunds under your price protection policy compared with the amount of the price protection liability that you recognized for each period presented. Tell us about your process for reviewing whether price decrease will or have settled in a price protection liability. Tell us how the price protection liability is reported in your financial statements. Tell us how you estimated returns under stock rotation rights compared with the actual customer returns for each period presented. We note that your estimated returns are based upon the sales with return rights, historical experience and known return requests. Do all these factors have to be included in your estimate? Please discuss procedures in detail. Tell us how you meet each of the requirements of paragraph 6 of SFAS 48 and especially 6, in light of your price protection policy. We may have future comments.

With respect to our February 28, 2006 response on page 7 regarding the Requirements of SFAS 48, paragraph 6, please note the following:

As noted in our response of January 27, 2006, we have considered and evaluated the provisions of SFAS 48 vis-à-vis our price protection policy and our stock rotation right provisions. Specifically addressing paragraph 6 of this Statement please note that we recognize revenue only when the 6 conditions are met. We advise the Staff that we have encountered circumstances whereby certain of these conditions have not been met and, in those circumstances, we have not recognized revenue. In addition, please note the following clarification with respect to the condition that:

•	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage to the product.

In our response dated February 28, 2006, we stated, “Our contracts provide for clear transfer of title and risk of ownership. We do not retain or follow a practice of absorbing risks of ownership on products sold to our customers.” As indicated in Item 8, Section 1.(j.) in the Company’s Form 10-K/A for the year ended December 31, 2004, for all sales, a binding contract, purchase order or another form of documented agreement is used as evidence of an arrangement with the customer. Sales to distributors may be evidenced by a master agreement governing the relationship, together with a binding purchase order on a transaction-by-transaction basis. In determining the appropriate timing of revenue recognition, we evaluate the terms of the contract or distribution agreement, together with binding purchase orders or other binding documentation taken as a whole. Our determination of when risk of loss passes to the buyer takes into consideration these documents and any other specific facts and circumstances and we recognize revenue only when we believe the evidence supports the assertion that risk of loss has passed to the buyer.

* * * *

We greatly appreciate the staff’s prompt attention and review. If we can facilitate the staff’s further review, or if the staff has any questions on any of the information set forth herein, please call me at (303) 442-5455.

Sincerely,

/s/ GARY GATCHELL
Gary Gatchell
Chief Financial Officer

cc:	Brian Mandell-Rice, HEIN & ASSOCIATES LLP
Jeffrey J. Knight, KPMG LLP
Mark A. Bertelsen, Wilson Sonsini Goodrich & Rosati
Jose F. Macias, Wilson Sonsini Goodrich & Rosati